COMMENTS RECEIVED ON FEBRUARY 23, 2017

FROM KENNETH ELLINGTON

FIDELITY ABERDEEN STREET TRUST (File Nos. 811-06440 and 033-43529)

FIDELITY ADVISOR SERIES I (File Nos. 811-03785 and 002-84776)

FIDELITY BOYLSTON STREET TRUST (File Nos. 811-03407 and 002-76309)

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLP (File No. 811-21667)

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLP (File No. 811-22083)

FIDELITY CHARLES STREET TRUST (File Nos. 811-03221 and 002-73133)

FIDELITY COMMONWEALTH TRUST (File Nos. 811-02546 and 002-52322)

FIDELITY CONCORD STREET TRUST (File Nos. 811-05251 and 033-15983)

FIDELITY INCOME FUND (File Nos. 811-04085 and 002-92661)

FIDELITY INVESTMENT TRUST (File Nos. 811-04008 and 002-90649)

FIDELITY MASSACHUSETTS MUNICIPAL TRUST (File Nos. 811-03361 and 002-75537)

FIDELITY MERRIMACK STREET TRUST (File Nos. 811-22796 and 333-186372)

FIDELITY OXFORD STREET TRUST (File Nos. 811-03480 and 002-77909)

FIDELITY REVERE STREET TRUST (File No. 811-07807)

1. Fidelity Advisor Series Equity Growth Fund, Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Asia Fund, Fidelity Emerging Europe, Middle East (EMEA) Fund, Fidelity Emerging Markets Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Latin America Fund, Fidelity Limited Term Bond Fund ETF, Fidelity Series International Small Cap Fund, Fidelity Series International Value Fund, Fidelity Series Small Cap Discovery Fund, Fidelity Small Cap Stock Fund, and Fidelity Worldwide Fund (Form N-CSR Filing)

C:

Please explain why the funds have significant investment in a single sector and/or country. Please explain whether additional sector and/or country specific disclosure should be included in the “Principal Investment Strategies” section of the related prospectuses.

R:

The funds’ recent significant sector holdings are consistent with the recent weightings of those sectors in the respective funds’ indices. Sector specific disclosure is not included in the “Principal Investment Strategies” section of the funds’ prospectuses because the funds do not have principal investment strategies associated with investments in a particular sector. The funds do not invest >25% of their total assets in a single industry as a matter of fundamental policy, however their sector exposure can and does fluctuate. Similarly, the funds’ benchmark indices are not sector-specific and their sector exposure fluctuates.

Certain of the funds listed above have a name that references a specific country or region (e.g., Fidelity Canada Fund, Fidelity Emerging Asia Fund). In accordance with Rule 35d-1 of the Investment Company Act, each of these funds has adopted a policy to invest at least 80% of the value of its portfolio in investments tied economically to the particular country or geographic region referenced in the fund’s name. Country specific disclosure is included in the “Principal Investment Strategies” section of these funds’ prospectuses.

2. Fidelity Mortgage Backed Securities Central Fund (Form N-CSR Filing)

C:

The fund disclosed a portfolio turnover rate of 336% at 8/31/16. Please explain why high portfolio turnover is not included as a risk in the fund’s prospectus.

R:

The fund discloses the potential for an increased portfolio turnover rate in the Principal Investment Strategies section of the prospectus.

3. Fidelity Floating Rate Central Fund (Form N-CSR Filing)

C:

The fund appears to invest significantly in bank and term loans. Please confirm that the appropriate risks are included in the fund’s prospectus.

R:

We confirm that risks related to investing in floating rate (bank, term) loans are appropriately included within the Principal Investment Risks section of the fund’s prospectus.

4. Fidelity Floating Rate Central Fund (Form N-CSR Filing)

C:

If the fund received consent, fees, or amendment income from bank loans, please ensure these amounts are included separately in the Statement of Operations if greater than 5% of total income. Article 6-07(1) of Regulation S-X.

R:

The fund has procedures to ensure that consent fees or amendment income received from bank loans are segregated within the Statement of Operations if they account for greater than 5% of total income.

5. Fidelity Real Estate Equity Central Fund (Form N-CSR Filing)

C:

Please consider adding disclosure to the notes disclosing how REITs are estimated between income and return of capital.

R:

Currently a fund discloses the amount of and basis for changes in estimates between income and return of capital if those amounts are material to current period income.

6. Fidelity Freedom Funds and Fidelity Freedom K Funds (Form NSAR Filing)

C:

The NSAR filing for the 3/31/16 fye had four Audit reports attached. Two of the Audit reports appear to refer to a 3/31/15 fye and not 3/31/16. Please amend the NSAR filing to include the Audit reports which reference the correct fiscal year end.

R:

The NSAR filing has been amended accordingly.

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